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                                                                  EXHIBIT 3.(ii)

                                  RESOLUTION


        WHEREAS, the Board of Directors of Span-America Medical Systems, Inc. (the "Corporation") has determined that the Corporation's Bylaws should be amended as set forth below and that such amendment is appropriate and in the best interest of the Corporation and its shareholders;

        NOW, THEREFORE, the following Resolution is hereby adopted.

        RESOLVED, that the following sentence shall be inserted as the second sentence of Article 2.1 of the Corporation's Bylaws.

        No other matters may be brought before the meeting by any shareholder unless written notice of such matters, together with an adequate description thereof, shall have been provided to the Corporation at least 20 calendar days prior to the meeting.

        RESOLVED, that the following sentence shall be added as a last sentence of Article 3.2 of the Corporation's Bylaws:

        Upon a member of the Board of Directors attaining age 72, such director shall be replaced as a director at the next annual meeting of shareholders whether or not such director's three year term shall have expired at such annual meeting of shareholders following such director's 72nd birthday.

Dated this 25th day of April, 1995.


                                        BOARD OF DIRECTORS
                                        SPAN-AMERICA MEDICAL SYSTEMS, INC.




                                        /s/ Richard C. Coggins
                                        ----------------------------------
                                        Richard C. Coggins, Secretary